Filed pursuant to Rule 424(b)(3)
Registration No. 333-165437

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 14, 2010)

COMMON STOCK

This supplements the offering prospectus of FedFirst Financial Corporation dated May 14, 2010, and is directed to persons who subscribed to purchase the maximum number of shares in the subscription offering and who indicated on their stock order form a desire to purchase additional shares if the maximum purchase limitations were increased. This prospectus supplement should be read together with the prospectus.

We have commenced a syndicated community offering.

We are conducting a syndicated community offering of shares not subscribed for in the subscription and community offerings. Stifel, Nicolaus & Company, Incorporated is acting as sole book-running manager for the syndicated community offering, which is being conducted on a best efforts basis pursuant to the offering prospectus dated May 14, 2010. Neither Stifel, Nicolaus & Company, Incorporated nor any member of the syndicate group is required to purchase any shares in the offering. Anyone purchasing common stock in the syndicated community offering is subject to the new purchase limitations discussed below and is otherwise subject to all applicable terms and conditions disclosed in the prospectus. We retain the right to accept or reject in whole or in part any order in the syndicated community offering. We intend to close the offering between the minimum and the midpoint of the offering range (between 1,912,500 and 2,250,000 shares).

We are increasing the number of shares that you may purchase in the offering.

In order to complete the offering of our common stock, we must sell at least 1,912,500 shares of common stock, which is the minimum of our offering range. To facilitate the sale of additional shares, we have increased the amount of stock that you may purchase as follows:

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You may now purchase up to 5.0% of the shares sold in the offering (95,625 shares at the minimum of the offering range, which equals $956,250, and 112,500 shares at the midpoint of the offering range, which equals $1,125,000).

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You, together with any associates or persons who may be acting in concert with you (as defined in the prospectus), may now purchase up to 5.0% of the shares sold in the offering (95,625 shares at the minimum of the offering range, which equals $956,250, and 112,500 shares at the midpoint of the offering range, which equals $1,125,000).

These purchase limitations apply to purchases made in the subscription, community and syndicated community offerings. If you have subscribed for shares of common stock in the subscription, community or syndicated community offerings, your total orders must comply with the purchase limitations set forth above. We may, in our sole discretion and without further notice, accept orders for up to 8.70% of the total number of shares to be sold in the offering, provided that the amount of orders accepted in excess of 5% of the total offering, when aggregated together, shall not exceed 10% of the offering. The ownership limitations for current FedFirst Financial Corporation shareholders disclosed in the prospectus remain unchanged.

Our records indicate that you, either alone or together with associates and persons acting in concert with you, submitted an order or orders in the subscription offering at the previous purchase limitation and that you indicated on your stock order form a desire to increase your purchase. You may increase your order by submitting the enclosed supplemental stock order form together with full payment for the additional shares at the purchase price of $10.00 per share. The supplemental stock order form must be received (not postmarked) by noon, Eastern Time, on July 6, 2010. Payment for additional shares ordered must be by bank check or money order, by wire transfer or by authorization of withdrawal from your deposit account(s) at First Federal Savings Bank, as described in the supplemental stock order form. Cash, personal checks, third party checks and First Federal Savings Bank line of credit checks will not be accepted as payment for additional shares ordered. Your existing stock order(s) will be maintained whether or not you submit a supplemental stock order form.

Completion of the conversion and offering is subject to certain conditions.

Completion of the offering remains subject to (i) receipt of final regulatory approvals, including approval of an updated appraisal, and (ii) the sale of at least 1,912,500 shares of common stock, which is the minimum of our offering range.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. None of the Securities and Exchange Commission, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, or any state securities regulator has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

Stifel Nicolaus

For assistance, please contact the Stock Information Center, toll-free at (877) 892-9472.

The date of this prospectus supplement is June 28, 2010